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                                                                   EXHIBIT 11.1

                          HEADLANDS MORTGAGE COMPANY

           STATEMENT RE COMPUTATION OF PRO FORMA PER SHARE EARNINGS

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
                                                        FOR THE
                                                      NINE MONTHS
                                                         ENDED      FOR THE
                                                       SEPTEMBER  YEAR ENDED
                                                          30,      DECEMBER
                                                         1997      31, 1996
                                                      ----------- -----------
      Primary and fully diluted pro forma income per
       share:
        Pro forma net income available to common
         Stockholders(1)                              $22,201,556 $10,614,060
                                                      =========== ===========
        Weighted average shares outstanding(2).......  15,631,128  15,631,128
        Pro forma net income per share...............       $1.42       $0.68
                                                      =========== ===========
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(1) Prior to the closing of the Offering, the Company will be treated as an S corporation for federal and state income tax purposes. The pro forma presentation reflects the provision for income taxes as if the Company had always been fully subject to federal and state taxes as a C corporation at the effective tax rate of 42%.

(2) Options have been considered to be outstanding for all periods presented and an estimated initial offering of $15.00 per share and an assumed option exercise price of $4.06 per share has been used in applying the treasury stock method. Weighted average shares outstanding includes the effect of the assumed issuance of 1,253,334 shares of common stock to generate sufficient cash to pay the Shareholder Distribution Amount of $18.8 million. The assumed issuance of common stock was based on an assumed price of $15.00, the midpoint of the estimated range of the initial public offering price.

  STATEMENT RE COMPUTATION OF SUPPLEMENTAL PRO FORMA PER SHARE EARNINGS

                   GIVING EFFECT TO RETIREMENT OF DEBT

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
      Supplemental pro forma net income available to com-
       mon
       Stockholders(1)...................................  22,577,363 10,812,289
                                                           ========== ==========
      Supplemental weighted average shares outstand-
       ing(2)............................................  16,331,128 15,922,795
      Supplemental pro forma net income per share........        1.38       0.68
                                                           ========== ==========
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(1) The supplemental pro forma presentation reflects (a) the provision for income taxes described in Note (1) above; and (b) the effect on earnings during the periods presented if the Notes payable to stockholders and related accrued and unpaid interest ($10.5 million at September 30, 1997) were retired in July 1996, the inception of such Notes.

(2) Weighted average shares outstanding includes (a) the effect of the options and payment of the Shareholder Distribution Amount described in Note (2) above; and (b) the effect of the assumed issuance of 700,000 shares of common stock in July 1996 to retire the Notes payable to stockholders.